# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZoomInfo Technologies Inc., CIK 0001794515
CUSIP: 98980F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 805 Broadway St, Suite 900, Vancouver, Washington (WA), 98660
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-036112
Filed by CIK 0001602189

## Reporting persons
- Marc Stad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,323,331; sole dispositive power 0; shared dispositive power 6,323,331; aggregate amount beneficially owned 6,323,331 (1.8% of the class)
- Dragoneer Investment Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,323,331; sole dispositive power 0; shared dispositive power 6,323,331; aggregate amount beneficially owned 6,323,331 (1.8% of the class)

## Item 1. Issuer
Name of issuer: ZoomInfo Technologies Inc.
Address of issuer's principal executive offices: 805 Broadway Street, Suite 900 Vancouver, WA 98660

## Item 2. Person Filing
Name of person filing:
Marc Stad
Dragoneer Investment Group, LLC
Address of principal business office or, if none, residence:
One Letterman Dr., Bldg D, Ste M500
San Francisco, CA 94129.
Citizenship: Marc Stad: United States; Dragoneer Investment Group, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,323,331
Percent of class: 1.8%. Based on 343,368,755 shares of Common Stock outstanding as of October 31, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Marc Stad: 6,323,331
Dragoneer Investment Group, LLC: 6,323,331
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Marc Stad: 6,323,331
Dragoneer Investment Group, LLC: 6,323,331

Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Common Stock. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Common Stock of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [Enter the name of your institutional investor here] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Marc Stad: Marc Stad, Marc Stad (02/14/2025)
- Dragoneer Investment Group, LLC: Pat Robertson, Pat Robertson, Chief Operating Officer (02/14/2025)